SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  __ ) ♦

SPECTRUM BRANDS, INC.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title Class of Securities)

84762L105
(CUSIP Number)

Ashley E. Hufft, Esq.
Alston & Bird LLP
90 Park Avenue
New York, New York 10016
(212) 210-9400
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84762L105

1	Name of Reporting Person: Mittleman Fund Management LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware, USA
NUMBER OF	7	Sole Voting Power: 0
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power: 1,853,212
EACH REPORTING PERSON	9	Sole Dispositive Power: 0
WITH	10	SharedDispositive Power: 1,853,212
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,853,212
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 3.51%
14	Type of Reporting Person: HC

CUSIP No. 84762L105

1	Name of Reporting Person: Mittleman Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: New York, USA
NUMBER OF	7	Sole Voting Power: 0
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power: 802,440
EACH REPORTING PERSON	9	Sole Dispositive Power: 0
WITH	10	Shared Dispositive Power: 802,440
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 802,440
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 1.52%
14	Type of Reporting Person: IA

CUSIP No. 84762L105

1	Name of Reporting Person: Mittleman Brothers, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: New York, USA
NUMBER OF	7	Sole Voting Power: 0
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power: 2,655,652
EACH REPORTING PERSON	9	Sole Dispositive Power: 0
WITH	10	Shared Dispositive Power: 2,655,652
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,655,652
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 5.03%
14	Type of Reporting Person: HC

Item 1.  Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Brands, Inc. (“Spectrum Brands” or the “Issuer”), a company existing under the laws of Wisconsin.  The principal executive offices of Spectrum Brands, Inc. are located at Six Concourse Parkway, Suite 3300, Atlanta, Georgia 30328, telephone (770) 829-6200.

Item 2.  Identity and Background.

(a) This statement is being filed by and on behalf of: (i) Mittleman Fund Management LLC (“MFM”); (ii) Mittleman Investment Management LLC (“MIM”); (iii) Mittleman Brothers, LLC (“Mittleman Brothers”).  MFM, MIM and Mittleman Brothers are hereinafter sometimes collectively referred to as “Reporting Persons.”

(b) The business addresses of all of the Reporting Persons are as follows: (i) 575 Madison Avenue, 10th Floor, New York, New York 10022 and (ii) 227 Main Street, Huntington, New York 11743.

(c) The present principal businesses of each of the Reporting Persons are as follows:

(i) MFM is the General Partner of Mittleman Master Fund, L.P., a private investment partnership organized in the State of Delaware.  MFM is a limited liability company organized in the State of Delaware and is a wholly-owned subsidiary of Mittleman Brothers.

(ii) MIM is a registered investment advisory firm.  It is a limited liability company organized in the State of New York and is a wholly-owned subsidiary of Mittleman Brothers.

(iii) Mittleman Brothers is a holding company which owns MFM and MIM.  It is a limited liability company organized in the State of New York.

The attached Exhibit C lists the individuals who may be deemed to control the Reporting Persons and contains the following information with respect to each individual: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business address and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d) During the past five years, none of the Reporting Persons nor any person named in Exhibit C to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor any person named in Exhibit C to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MFM is a limited liability company organized in the State of Delaware. Both MIM and Mittleman Brothers are limited liability companies organized in the State of New York.

Item 3.  Source and Amount of Funds or Other Consideration.

To acquire the Common Stock, the Reporting Persons used (i) funds managed by MIM in managed investment advisory accounts and (ii) funds from the Mittleman Master Fund, L.P., private investment partnership of which MFM is the General Partner.

The aggregate purchase price for the 2,655,652 shares of Common Stock beneficially owned by the Reporting Persons was $2,125,544.07.  Of this aggregate amount, (i) MIM beneficially owns 802,440 shares of Common Stock purchased for a total cost of $1,755,290.85 and (ii) MFM beneficially owns 1,853,212 shares of Common Stock purchased for a total cost of $370,253.22.  The 1,853,212 shares of Common Stock beneficially owned by MFM are held in the name of Mittleman Master Fund, L.P., a private investment partnership of which MFM is the General Partner.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.

On February 20, 2009, in its capacity as a shareholder of Spectrum Brands, Mittleman Brothers sent a letter dated February 23, 2009 (the “February 23rd Letter”) to the Issuer’s Board of Directors expressing concerns over the current management of the Issuer in connection with the Issuer’s First Proposed Joint Plan of Reorganization (the “Plan”) that the Issuer filed in the United States Bankruptcy Court for the Western District of Texas (the “Bankruptcy Court”) on February 3, 2009.  Particularly, the February 23rd Letter outlines Mittleman Brothers’ belief that the Issuer’s management and board of directors have engaged in, and are continuing to pursue, courses of action that are in breach of their fiduciary duties to the Issuer’s shareholders, and that have resulted in, and are continuing to inflict, material harm to the Issuer’s shareholders.  Mittleman Brothers demanded the immediate withdrawal of the Plan.  Mittleman Brothers also has demanded  that the Issuer fully support the appointment of an official committee of equity security holders that would negotiate a new, fair and equitable plan of reorganization that adequately compensates existing shareholders.  The foregoing summary of the February 23rd Letter is qualified in its entirety by reference to the February 23rd Letter, a copy of which is filed as Exhibit A with this Statement.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in a transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

     Each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

Item 5.  Interest in Securities of the Issuer

(a) – (b)  Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons as of February 11, 2009.  The share percentage calculations are based on the number of outstanding shares of Common Stock indicated in the Issuers’s Form 10-Q filed with the Securities and Exchange Commission on February 11, 2009.  The Form 10-Q indicated there were 52,803,341 shares of Common Stock outstanding.

NaNameName	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Percentage Beneficial Ownership
Mittleman Fund Management LLC (“MFM”)	-0-	1,853,212	3.51%
Mittleman Investment Management LLC (“MIM”)	-0-	802,440	1.52%
Mittleman Brothers, LLC (“Mittleman Brothers”)	-0-	2,655,652	5.03%

In addition, with respect to those persons listed on Exhibit C who may be deemed to have control over the Reporting Persons:  (i) Christopher P. Mittleman holds 1,000 shares of Common Stock and Philip C. Mittleman holds 200,000 shares of Common Stock in accounts at MIM (such shares are included in the aggregate amount of Common Stock beneficially owned by MIM as set forth in the table above) and (ii) Philip C. Mittleman beneficially owns 50,000 in his personal capacity and not with an account of any of the Reporting Persons.  Each of Christopher P. Mittleman, Philip C. Mittleman and David J. Mittleman disclaim beneficial ownership of any of the 2,655,652 shares of Common Stock covered by this Statement.

(c)           In the ordinary course of their businesses, the Reporting Persons have purchased and sold shares of the Issuer’s Common Stock through trades in the open market.  Exhibit D attached hereto sets forth transactions in the Common Stock that were effected within the past 60 days of the filing of this Statement by MIM and by Mittleman Master Fund, L.P., the private investment partnership of which MFM is the General Partner.  In addition, Philip C. Mittleman purchased 50,000 shares of Spectrum Brands, Inc. common stock, or approximately 0.001% of the outstanding shares, on February 13, 2009 for personal investment purposes.

(d)           No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Exhibit C, and between such persons and any other persons, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit A	Letter sent by Mittleman Brothers, LLC to the Members of the Board of Directors of Spectrum Brands, Inc.

Exhibit B	Joint Filing Agreement

Exhibit C	Control Person Information

Exhibit D	Transactions in Spectrum Brands, Inc. Common Stock Effected by the Reporting Persons in the Past 60 Days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2009
MITTLEMAN FUND MANAGEMENT LLC

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Fund Manager

MITTLEMAN INVESTMENT MANAGEMENT LLC

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Partner

MITTLEMAN BROTHERS, LLC

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Partner

Exhibit A

Letter Sent by Mittleman Brothers, LLC to the Members of the
Board of Directors of Spectrum Brands, Inc.

February 23, 2009

VIA FED-EX AND FACSIMILE

TO: THE MEMBERS OF THE BOARD OF DIRECTORS OF SPECTRUM BRANDS INC.
c/o Kent J. Hussey, Chief Executive Officer
Spectrum Brands Inc.
Six Concourse Parkway, Ste. 3300
Atlanta, GA 30328

Re: Spectrum Jungle Brands Corp., et al., --Case No. 09-50455

Gentlemen:

As Managing Partner of Mittleman Brothers LLC, which controls investment entities that hold 5.02% of Spectrum Brands Inc.’s (“Spectrum” or “the Company”)issued and outstanding common stock, I am writing to you to demand that you withdraw the grossly inequitable First Proposed Joint Plan of Reorganization (“the Plan”) that Spectrum submitted to the bankruptcy court on February 3, 2009 and to express my outrage at what I perceive to be your obscene dereliction of fiduciary duty to the long suffering shareholders of Spectrum as evidenced by your endorsement of this blatantly unfair Plan.  I also demand that Spectrum fully support the immediate appointment of an official committee of equity security holders (the “Equity Committee”) and that Spectrum negotiate a new, fair and equitable plan of reorganization, with input from and fair compensation for the existing shareholders.

It is unconscionable that you would put forth this Plan which seeks to preemptively disenfranchise existing shareholders, at the very moment in time when Spectrum’s value-priced products are gaining share and the Company’s EBITDA and free cash flow (“FCF”) are steadily improving and are predicted (in Spectrum’s pro forma financial projections, exhibit 99.2 to 8-K filed 02/03/09) to continue to do so.  Also, that the Plan provides for management’s equity position to be potentially preserved if not enhanced through this process points to a serious potential conflict of interest.

Your Plan proposes that existing senior subordinated noteholders (“the Noteholders”) will exchange $1.09 bil. face value in notes, and receive in return $218 mil. in new notes, and 100% of Spectrum’s equity.  You project in your Feb. 3, 2009 8-K filing that the Company (after the re-org) will generate $125 mil. in free cash flow for fiscal year ending 09/30/10.  At a low multiple of only 10x free cash flow, there would be $1.25 bil. of equity value to cover the $872 mil. in face value that the Noteholders would exchange.  Adding the $218 mil. in new bonds that the Noteholders would also receive to the conservatively appraised equity value of $1.25 bil., means that Noteholders would be receiving $1.468 bil. under this Plan, or $378 mil. more than the $1.09 bil. face value of the bonds they now own.  That $378 mil. of excess compensation to Spectrum’s Noteholders under your Plan rightly belongs to the existing shareholders.  In other words, even if 30% of the post-Plan equity was granted to existing shareholders, the Noteholders would still receive par value for their bonds with their remaining 70% of the equity.  That $378 mil. in excess equity value equates to $7.16 per share to existing shareholders, roughly where the stock was valued as recently as June of 2007, when Spectrum’s near-term prospects were much less favorable.

This exercise ignores the likely substantial net present value of the net operating loss carry-forwards (NOLs) that Spectrum projects should total $1.25 bil. for U.S. Federal taxes and $2.1 bil. for state taxes as of 09/30/09.  That these NOLs represent significant potential value is underscored by Spectrum’s recent efforts to preserve them, in a motion made to the Bankruptcy Court and granted on an interim basis on Feb. 6, 2009, which may allow Spectrum to limit certain shareholders from achieving a 5% ownership threshold.

As recently as November 11, 2008 on the conference call to discuss Spectrum’s Q4 2008 and FY 2008 results, Spectrum’s CEO, Kent Hussey, highlighted the company’s strong operating results in the face of a severely weakened economic environment.  And he lamented the stock price, then at $0.84 per share, saying, “I strongly believe that the recent declines in our stock price are not commensurate with the viability, strength and performance of our businesses.”  Mr. Hussey went on to say, “we believe our company is performing well, gaining share in many product segments as the combination of exciting new products, our traditional value positioning and a more cautious consumer are all working to our advantage.  All three of our business units are profitable, generate cash and are meaningful competitors in respected industries.  And while as a corporation we are burdened with a high level of debt, our operating businesses have been generating a positive cash flow, enabling us to service our debt and to continue to invest for the future.”

As Mr. Hussey noted above, the recession-resistant nature of Spectrum’s businesses was clearly evident in that quarterly report as all units saw sales growth in an extraordinarily weak economy.  Spectrum’s Rayovac, Remington, Spectracide, and various pet product brands are indeed proving their value proposition to consumers as a more cost-conscious pattern of consumption has become a strong trend which Mr. Hussey noted works to the Company’s benefit.

Yet while Mr. Hussey publicly decried the stock price at $0.84 on Nov. 11, 2008 as being unreasonably low, just three or four weeks later (given the usual time necessary to prepare a pre-negotiated plan of reorganization), negotiations had likely already begun for the Plan unveiled Feb. 3, 2009 that valued the shares at $0.

Coincidentally and disturbingly, a 13D filed by Harbinger Capital on Nov. 26, 2008 revealed that Harbinger had sold 4.76 mil. shares of Spectrum’s stock on Nov. 24, 2008 at $0.10 per share, liquidating nearly their entire equity stake near the same time that they were likely negotiating with Spectrum to reclaim that equity interest and more through conversion of their bond holdings into the new bonds and new common stock that your Plan proposes to create by arbitrarily “extinguishing” the stock of existing shareholders.

Spectrum’s CFO said later in that conference call on Nov. 11, 2008:  “we continue to expect positive operating cash flow in 2009 and subsequent to the discontinuance of the growing products business, positive free cash flow for the year.”  Nothing in Spectrum’s filings of Feb. 3, 2009 would indicate, absent the $52 mil. in bankruptcy costs now projected for FY 2009, that there has been any material deterioration in cash flow expectations since then.

One would expect that Mr. Hussey’s very abrupt about-face in opinion of the fair value of Spectrum’s stock, implicit in his approval of the Plan, could only be due to some significant deterioration in the state of the Company’s overall business prospects or liquidity position.  And yet there is no evidence of any material adverse events occurring between that conference call on Nov. 11, 2008 and the bankruptcy filing on Feb. 3, 2009.  To the contrary, new data points and projections revealed for the first time in those filings and in a subsequent 10-Q filing on Feb. 11 show that while sales dropped -7.6% in Q1 2009 (reversing for the effects of currency the decline was only -0.1%), the Company nonetheless forecasts growth from 2009 to 2010 and beyond, while generating ample free cash flow of $125 mil. in 2010.  Subtracting the $95 mil. in cash interest expense savings projected by the Plan from the $125 mil. in post-Plan free cash flow estimate reveals that even under the current capital structure (before the Plan), Spectrum would be likely to generate $30 mil. in free cash flow in 2010.

Spectrum CEO Kent Hussey said in a statement accompanying the bankruptcy filing:  "Despite the global economic slowdown, we see important bright spots in our outlook.  Our Global Batteries and Personal Care segment delivered its eighth consecutive quarter of adjusted EBITDA growth for the first quarter of 2009.  We continue to gain market share in many product segments, and our traditional value positioning, together with a more cautious consumer, is working to our advantage in the current environment.”

All of this begs the question as to whether or not Spectrum’s bankruptcy filing was even necessary at all.  Although $100.7 mil. in cash on hand as of 12/28/08 somehow depleted to $37 mil. on Feb. 1, 2009, the Company could likely have still paid the $25.8 mil. interest payment due to the 7 3/8% notes that was skipped to create the default facilitating the bankruptcy filing, especially if Spectrum had not spent $4 mil. in January 2009 on bankruptcy preparation costs, and if the Company had availed itself of the thirty day grace period for missed payments offered in the note’s indenture.  In addition, management incentive compensation payments of $30 mil. paid during the quarter ended 12/28/08 could have been deferred, at least partially, until the seasonal reduction in working capital (that always follows the tight first two fiscal quarters) released adequate funds.  The Company was not in violation of any credit covenants at the time of the bankruptcy filing, although projected FY 2009 EBITDA of $293 mil. would indicate a potential slight covenant breach of the senior secured leverage limit of 5.0x in 10/01/09 that could have most likely been cured, if it happened, through other means that would not obliterate shareholder equity.

But even assuming that the bankruptcy filing was legitimate and unavoidable, the blitheness with which your Plan unjustly sacrifices the entire economic interest of long suffering shareholders to the excessive benefit of the various private equity Noteholders may be the legacy of Spectrum Brands’ long and unfortunate history of being controlled by private equity funds. Or it might be an ingrained cultural lack of concern for shareholder value promoted by a board of directors and CEO who have never purchased a single share of Spectrum stock in the open market during the past three years, although CEO Kent Hussey sold 69,350 shares between 02/09/05 and 05/04/05 at prices ranging from $38.88 to $40.42, a rare exhibit of good timing by Spectrum management. Had only the Company itself taken after his example and sold some shares to deleverage the balance sheet back then, and if only Spectrum’s putative zinc hedging program had been fully deployed with such prescience, instead of only after the price of zinc had already tripled, so much of Spectrum’s troubles today might have been avoided.

I’m not arguing against the long term need to delever Spectrum’s balance sheet, but sacrificing all shareholder equity in the name of expediency is not the way to do it.

The Plan seeks to justify the cancellation of existing shareholder’s equity by providing an estimate of the reorganized firm’s value from a respected investment bank.  The estimate of firm value provided by this bank in the Plan gives a mid-point value of $2.2 bil. That would equate to a Total Enterprise Value to EBITDA multiple of 6.6x (on $332 mil. est. for 2010) and a market cap. to free cash flow multiple of 5.0x (on $125 mil. est. for 2010).  These rock-bottom multiples might be appropriate for a cyclical steel company during normal times, but these multiples ridiculously undervalue a nearly recession-proof collection of consumer staple businesses and are vastly below the average of comparables as shown here:

These are all of the publicly traded companies which I believe could be considered comparables for valuation purposes for Spectrum.  At today’s severely depressed prices, a simple average of the twelve names on this list yields an 8.1x EBITDA multiple and a 12.1x FCF multiple, on FY 2010 estimates.

Comparables (closing prices as of 02/09/09, EBITDA and FCF (Free Cash Flow) are consensus estimates for FY 2010, based on information provided by Bloomberg LP):

Procter & Gamble (PG $52.94)	Colgate-Palmolive (CL $64.15)
8.7x EBITDA, 10.8x FCF	8.8x EBITDA, 13.9x FCF

Energizer (ENR $52.62)	Central Garden & Pet (CENT $6.51)
7.1x EBITDA, 11.2x FCF	7.3x EBITDA, 7.8x FCF

Scotts Miracle-Gro (SMG $34.23)	Helen of Troy (HELE $11.38)
8.2x EBITDA, 10.0x FCF	5.5x EBITDA, 5.0x FCF

Alberto Culver (ACV $25.46)	Church & Dwight (CHD $52.57)
8.7x EBITDA, 19.5x FCF	8.4x EBITDA, 12.5x FCF

Reckitt Benckiser Plc.(RB/LN GBp 2705)	Unilever (UN $21.90)
10.8x EBITDA, 15.0x FCF	8.4x EBITDA, 15.5x FCF

Clorox Company (CLX $53.82)	Henkel AG & Co. (HEN/GR EUR 17.98)
8.3x EBITDA, 14.6x FCF	6.8x EBITDA, 8.7x FCF

Avg. EBITDA multiple: 8.1x,  Avg. FCF multiple: 12.1x

Applying the depressed average multiple of 8.1x EBITDA to the $332 mil. in EBITDA for FY 2010 estimated by your projections would yield a firm value of $2.69 bil., which after subtracting $1.58 bil. in net debt (post-reorg as of 09/30/10), yields $1.11 bil. in equity value, of which $872 mil. covers the face value and accrued interest exchanged by the Noteholders, leaving $238 mil. in excess equity value available for existing shareholders, or $4.51 per share (versus the $0 value your Plan offers existing shareholders).

Applying the depressed average multiple of 12.1x FCF to the $125 mil. in FCF for FY 2010 estimated by your projections equals $1.51 bil. in equity value, of which $872 mil. covers the face value and accrued interest of notes exchanged by the Noteholders, leaving $638 mil. in excess equity value for existing shareholders, or $12.08 per share (versus the $0 value your Plan offers existing shareholders).

Using either of the valuation methodologies above, a Total Enterprise Value to EBITDA multiple, or a equity market capitalization to free cash flow (FCF) multiple, and even when using the extremely depressed multiples at which the comparables trade today, there is clearly substantial equity value for Spectrum’s existing shareholders, somewhere between $4.51 and $12.08 per existing share, even after the Noteholders receive new bonds and equity matching the full face value of their notes and accrued interest.

Management and board members have a legal obligation to preserve shareholder value first and foremost, to exhaust every possible option to maintain and maximize it; not to seek out an opportune moment in time to eradicate it.

For Spectrum to file for bankruptcy protection at all, without having violated any credit covenants (prior to the likely unnecessary act of skipping an interest payment), and without any imminent threat of creditor remedies being imposed, is if nothing else at least questionable judgment.  Especially when that filing occurs in the midst of management’s repeated proclamations of positive momentum in almost all of the Company’s business segments, with remarkably resilient current results on display alongside bullish projections for the future.

But even if the bankruptcy filing itself was legitimate and unavoidable, by filing for bankruptcy with this pre-negotiated Plan and in this surreptitious manner, in the depths of this global financial crisis, and under the fog of abhorrently low valuations not seen since the Great Depression, Spectrum’s board, management and private equity Noteholder accomplices seek to improperly deprive existing shareholders of their ongoing equity participation in the visibly robust collection of businesses that comprise Spectrum Brands.  It is an egregious abrogation of your fiduciary duty and loyalty to shareholders, and it is a transgression that we as shareholders will not tolerate, or allow.

If Spectrum is unwilling to accommodate our demands to withdraw the Plan, and fully support the immediate appointment of the Equity Committee with which to negotiate a fair and equitable plan which adequately compensates existing shareholders, on a voluntary basis, we are prepared to request that the U.S. Trustee appoint an Equity Committee and, in the event the U.S. Trustee denies the request, file a motion in the bankruptcy court compelling the appointment.

Thank you for your attention to these important matters. I would welcome the opportunity to speak with management and/or the board at your convenience to discuss these issues.

Sincerely,

Christopher P. Mittleman
Managing Partner
Mittleman Brothers LLC
575 Madison Ave., 10th fl.
New York, NY 10022
212-605-0559

Exhibit B

Joint Filing Agreement

This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Spectrum Brands, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.  This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one in the same instrument.

Dated: February 23, 2009

MITTLEMAN FUND MANAGEMENT LLC

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Fund Manager

MITTLEMAN INVESTMENT MANAGEMENT LLC

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Partner

MITTLEMAN BROTHERS, LLC

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Partner

Exhibit C

Control Person Information

Name	Business Address	Present Principal Occupation	Employer Information	Citizenship
Christopher P. Mittleman	Mittleman Brothers, LLC 575 Madison Avenue 10th Floor New York, New York 10022 and Mittleman Brothers, LLC 227 Main Street Huntington, New York 11743	Managing Partner and co-owner of Mittleman Brothers, LLC; Fund Manager of Mittleman Fund Management LLC	Mittleman Brothers, LLC 575 Madison Avenue 10th Floor New York, New York 10022 and Mittleman Brothers, LLC 227 Main Street Huntington, New York 11743	USA
Philip C. Mittleman	Mittleman Brothers, LLC 575 Madison Avenue 10th Floor New York, New York 10022 and Mittleman Brothers, LLC 227 Main Street Huntington, New York 11743	Managing Partner and co-owner of Mittleman Brothers, LLC	Mittleman Brothers, LLC 575 Madison Avenue 10th Floor New York, New York 10022 and Mittleman Brothers, LLC 227 Main Street Huntington, New York 11743	USA
David J. Mittleman	Mittleman Brothers, LLC 575 Madison Avenue 10th Floor New York, New York 10022 and Mittleman Brothers, LLC 227 Main Street Huntington, New York 11743	Managing Partner and co-owner of Mittleman Brothers, LLC	Mittleman Brothers, LLC 575 Madison Avenue 10th Floor New York, New York 10022 and Mittleman Brothers, LLC 227 Main Street Huntington, New York 11743	USA

Exhibit D

Transactions in Spectrum Brands, Inc. Common Stock Effected by the
Reporting Persons in the Past 60 Days

FOR MITTLEMAN INVESTMENT MANAGEMENT LLC:

Trade Date	Symbol	Buy/Sell	Number Of Shares	Execution Price
12/16/2008	SPC	SELL	-500.0000	.1026
12/16/2008	SPC	SELL	-2,000.0000	.1072
12/16/2008	SPC	SELL	2,000.0000	.1072
12/16/2008	SPC	SELL	-300.0000	.1032
12/16/2008	SPC	SELL	-1,000.0000	.1030
12/16/2008	SPC	SELL	-22,200.0000	.1015
12/16/2008	SPC	SELL	-2,000.0000	.1072
12/16/2008	SPC	SELL	22,200.0000	.1015
12/16/2008	SPC	SELL	-22,200.0000	.1015
12/19/2008	SPC	SELL	-1,500.0000	.1035
12/22/2008	SPCB	SELL	-2,000.0000	.0850
12/22/2008	SPCB	SELL	-500.0000	.0850
12/22/2008	SPCB	SELL	-200.0000	.0850
12/22/2008	SPCB	SELL	-425.0000	.0900
12/22/2008	SPCB	SELL	-200.0000	.0900
12/23/2008	SPCB	SELL	-500.0000	.0900
12/23/2008	SPCB	SELL	-650.0000	.0900
12/23/2008	SPCB	SELL	-400.0000	.0900
12/23/2008	SPCB	SELL	-1,000.0000	.0970
12/24/2008	SPCB	SELL	-1,000.0000	.0920
12/24/2008	SPCB	SELL	-250.0000	.0920
12/24/2008	SPCB	SELL	-250.0000	.0920
12/24/2008	SPCB	SELL	-250.0000	.0920
12/26/2008	SPCB	BUY	2,000.0000	.1050
12/26/2008	SPCB	SELL	-1,440.0000	.0930
12/26/2008	SPCB	SELL	-600.0000	.0950
12/26/2008	SPCB	SELL	-2,000.0000	.0950
12/26/2008	SPCB	SELL	-300.0000	.0950
12/26/2008	SPCB	SELL	-1,000.0000	.0990
12/29/2008	SPCB	SELL	-300.0000	.1032
12/29/2008	SPCB	SELL	-1,000.0000	.1000
12/29/2008	SPCB	SELL	-100,700.0000	.0975
12/30/2008	SPCB	SELL	-5,300.0000	.0866
12/30/2008	SPCB	SELL	-8,000.0000	.0866
12/30/2008	SPCB	SELL	-6,500.0000	.0866
12/30/2008	SPCB	SELL	-10,000.0000	.0866
12/30/2008	SPCB	SELL	-4,000.0000	.0866
12/30/2008	SPCB	SELL	-8,000.0000	.0866
12/30/2008	SPCB	SELL	-6,820.0000	.0866

Trade Date	Symbol	Buy/Sell	Number Of Shares	Execution Price
12/30/2008	SPCB	SELL	-25,000.0000	.0866
12/30/2008	SPCB	SELL	-3,000.0000	.0866
12/30/2008	SPCB	SELL	-10,600.0000	.0866
12/30/2008	SPCB	SELL	-8,600.0000	.0866
12/30/2008	SPCB	SELL	-5,000.0000	.0866
12/30/2008	SPCB	SELL	-6,000.0000	.0866
12/30/2008	SPCB	SELL	-9,470.0000	.0866
12/30/2008	SPCB	SELL	-19,500.0000	.0866
12/30/2008	SPCB	SELL	-13,450.0000	.0866
12/30/2008	SPCB	SELL	-8,900.0000	.0866
12/30/2008	SPCB	SELL	-10,500.0000	.0866
12/30/2008	SPCB	SELL	-4,300.0000	.0850
12/31/2008	SPCB	SELL	-200.0000	.0830
12/31/2008	SPCB	SELL	-400.0000	.0830
12/31/2008	SPCB	SELL	-700.0000	.0840
12/31/2008	SPCB	SELL	-1,000.0000	.0830
12/31/2008	SPCB	SELL	-1,000.0000	.0830
12/31/2008	SPCB	SELL	-22,200.0000	.0900
12/31/2008	SPCB	SELL	-300.0000	.0830
12/31/2008	SPCB	SELL	-600.0000	.0830
12/31/2008	SPCB	SELL	-1,000.0000	.0810
12/31/2008	SPCB	SELL	-600.0000	.0860
12/31/2008	SPCB	SELL	-600.0000	.0830
12/31/2008	SPCB	SELL	-400.0000	.0830
12/31/2008	SPCB	SELL	-600.0000	.0830
12/31/2008	SPCB	SELL	-500.0000	.0850
12/31/2008	SPCB	SELL	-1,000.0000	.0840
12/31/2008	SPCB	SELL	-500.0000	.0830
12/31/2008	SPCB	SELL	-500.0000	.0840
12/31/2008	SPCB	SELL	-500.0000	.0850
12/31/2008	SPCB	SELL	-200.0000	.0825
12/31/2008	SPCB	SELL	-200.0000	.0830
12/31/2008	SPCB	SELL	-600.0000	.0830
12/31/2008	SPCB	SELL	-1,770.0000	.0880
12/31/2008	SPCB	SELL	-600.0000	.0825
12/31/2008	SPCB	SELL	-165.0000	.0830
12/31/2008	SPCB	SELL	-300.0000	.0830
12/31/2008	SPCB	BUY	22,200.0000	.0950
12/31/2008	SPCB	SELL	-500.0000	.0860
12/31/2008	SPCB	SELL	-2,000.0000	.0880
12/31/2008	SPCB	SELL	-500.0000	.0850
12/31/2008	SPCB	SELL	-872.0000	.0825

FOR MITTLEMAN MASTER FUND L.P.:

Trade Date	Symbol	Buy/Sell	Number Of Shares	Execution Price
02/05/2009	SPCB	BUY	389,376	0.012752
02/06/2009	SPCB	BUY	161,000	0.016611
02/09/2009	SPCB	BUY	655,000	0.025729
02/10/2009	SPCB	BUY	250,000	0.035776
02/11/2009	SPCB	BUY	250,000	0.038854